Exhibit 4.19

Certain portions of this exhibit have been omitted because they are not material and the registrant customarily and actually treats

that information as private or confidential.

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made as of 24 March, 2021 (the “CEO Start Date”), between Celyad ONCOLOGY SA (“Celyad”), Celyad Inc., a Delaware corporation (the “Corporation”), and Filippo Petti (the “Employee”) (the Employee, Celyad and the Corporation, the “Parties”). This Agreement amends, restates, and supersedes in all respects the employment agreement between the Company and the Executive with an effective date of 30 July 2018 (the “Former Employment Agreement”). The Parties hereby acknowledge and agree that Section 11(a) of the Former Employee Agreement (the “Non-Competition Restriction”) was supported by sufficient consideration at the time it was entered into and remains in full effect as amended and restated in Section 9(a) herein. The Parties agree that, in any event, the Noncompetition Restriction, as amended and restated in Section 9(a) herein, is independently supported by (i) the Employee’s Base Salary is $ (ii) the Employee’s target bonus percentage to . The Parties hereby confirm that the Noncompete Consideration would not be provided absent the Employee’s execution of and compliance with Section 9(a) of this Agreement. The Parties further expressly acknowledge and agree that the Noncompete Consideration is, in each case, mutually-agreed upon between the Parties and is fair and reasonable consideration for Section 9(a) of this Agreement.

Introduction

The Corporation is engaged in research and development of biological pharmaceutical products or medical devices, solely or in combination (the “Business”).

The Corporation is a wholly owned subsidiary of Celyad, a publicly listed company on Euronext Brussels, Euronext Paris and Nasdaq, with registered offices in Mont-Saint-Guibert, Rue Edouard Belin 2, Belgium;

The Parties intend that the Employee will be an employee of Celyad;

Celyad and its subsidiaries and affiliates, including the Corporation, comprise the “Celyad Group”;

The Corporation and Celyad wish to retain the services of Employee, subject to such travel requirements as the Corporation or Celyad may reasonably request.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Employment. As of the CEO Start Date, the Employee will be employed by Celyad as Chief Executive Officer (the “CEO”). The Employee shall be responsible for such duties as may be reasonably assigned from time to time by the Board of Directors of Celyad (the “Board,” and the performance of such duties, the “Services”). The Parties acknowledge and accept the Employee’s employment upon the terms and conditions hereinafter set forth. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed to alter the at-will nature of the Employee’s employment, nor shall anything in this Agreement or any benefit program be construed as providing the Employee with a definite term of employment.

2. Compensation.

(a) In consideration for the Services, Celyad shall pay Employee a salary at the annual rate of [***]. The Base Salary may be adjusted from time to time by Celyad. The base salary in effect from time to time is the “Base Salary.” Payments of Base Salary shall be made in accordance with Celyad’s payroll practices.

(b) Employee shall be eligible for a target annual bonus equal to [***] of the Base Salary, subject to Celyad’s bonus plan in effect from time to time.

(c) The Employee shall be eligible to participate in Celyad’s warrant plans as set forth in this subsection (c) and in any other written agreements, in the form provided by Celyad, governing the warrants as are provided by Celyad. For the avoidance of doubt, Employee understands that under Belgian law, stock warrant plans are proposed by the Celyad Board and approved by a General Meeting of Celyad’s shareholders and the amount of warrants allocated to employees under an approved warrant plan is determined exclusively by the Celyad Board.

(d) All compensation paid to Employee shall be subject to taxes and other withholdings as required by law. The Employee is solely responsible for the payment of all taxes related to the warrants.

3. Expenses and Travel.

Employee shall be entitled to receive prompt reimbursement for all reasonable, documented expenses incurred by Employee in performing the Services hereunder, including all reasonable expenses of travel and living while away from home, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by Celyad.

4. Medical Vacation and Other Benefits.

Employee shall be entitled to receive certain benefits applicable to employees of the Celyad Group as determined by Celyad and subject to applicable law, which benefits currently include dental and health care plans, in each case in accordance with the terms of such plans. In the event that Employee elects not to receive medical benefits from the Corporation, Employee may, in the Corporation’s or Celyad’s sole discretion, be eligible to receive a monthly cash payment in an amount equal to the premium the Corporation would have contributed toward individual medical insurance coverage in the United States for Employee.

Employee shall receive twenty (20) days of vacation annually, in addition to all legal U.S. Federal holidays, both paid at the expense of Celyad. Such vacation shall be subject to Celyad and/or Corporation policy in all respects. In the absence of such policy, such vacation shall accrue ratably over the course of the year and shall not roll over from year to year.

Employee shall be eligible for the Corporation’s 401 (k) plan on the first day of the first month following Employee’s first day of employment. Currently, on an annual basis, the Corporation pays, at no additional cost to the Employee, a contribution equivalent to of the Employee’s Base Salary, subject to Employee’s employment with the Corporation on the date such contribution is made.

Notwithstanding this foregoing Section 4, any member of the Celyad Group may alter the terms and conditions of any employee benefit plan, program or agreement, or eliminate any such plan, program or agreement, at any time in such entity’s discretion.

5. Performance of Services. During the term of this Agreement, Employee shall use Employee’s best efforts to promote the interests of the Celyad Group and shall devote Employee’s full time and efforts to its Business and affairs in an honest and ethical manner in compliance with this Agreement and all applicable laws, rules and regulations, promulgated from time to time, applicable to the Business, including the federal, state and municipal non-discrimination laws in the United States, rules and regulations. Except for vacation, sick time and other Company-approved leaves of absence subject to Company policies, the employee is expected to and shall work 40 hours per week at minimum. Without limiting the foregoing, the Employee shall not engage in any other activity that could reasonably be expected to interfere with the performance of Employee’s duties, responsibilities or Services hereunder.

6. Employee Representations. Employee represents and warrants to the Celyad Group that Employee is qualified to perform the Services and that neither Employee’s execution of the Agreement nor Employee’s performance of such Services is limited or prohibited by, and will not cause a conflict of interest or breach of, any law, regulation, agreement, understanding, order, judgment, decree or other instrument, contract, or document to which Employee is a party or subject, including without limitation any confidentiality or restrictive covenant agreement with any prior employer.

7. Conflicts of Interest. Employee confirms that Employee has advised the Celyad Group in writing, prior to the date of signing this Agreement, of any current relationship with third parties, including competitors of the Celyad Group. The Chief Executive Officer of Celyad and Employee will review each of those relationships and determine together which ones need to be terminated due to a conflict of interest, or prohibition of Employee carrying out the terms of this Agreement, or which would present a significant risk of disclosure of Confidential Information.

8. Exclusivity. For the duration of this Agreement, Employee shall provide Services exclusively to the Celyad Group and Employee shall not seek, accept or perform any consulting or other services (whether or not for compensation) without the specific and written approval of the Chief Executive Officer of Celyad, or his or her designee.

9. Restrictive Covenants. The “Termination Date” shall be the last day of the Employee’s employment with the Corporation (or with Celyad, whichever ends later), regardless of the reason for the termination. During the Employee’s employment with the Corporation (and/or Celyad) and for a period of twelve (12) months after the Termination Date (the “Restricted Period”), Employee will not, directly or indirectly, whether as an officer, director, employee, consultant, contractor, equity owner, agent or otherwise:

(a) Engage, provide services to or participate in any cell therapy company or business activity developing CAR T therapies focused on NKG2D, B7H6 and/or NKp (including without limitation NKp30, NKp40, NKp44) or any other business activity concerning CAR T therapies. Nothing in this Section 9(a) shall be deemed to prohibit Employee from investing in any company engaged in such business, the stock of which is available in a public securities market; provided, however, that Employee shall not own in excess of five percent (5%) of the total issued and outstanding stock of such company. Notwithstanding any other provision of this Agreement, this Section 9(a) shall become effective ten (10) business days following the date this Agreement is provided to the Employee. The Employee has been advised by the Company that the Employee has the right to consult with counsel prior to signing this Agreement.

(b) Solicit, recruit, endeavor to entice away, hire, attempt to hire, or otherwise materially interfere with the business relationship of any person or entity who is, or was within the twelve (12) month period immediately prior to the Termination Date was, employed or engaged (whether as an employee, independent contractor or otherwise) by any member of the Celyad Group.

(c) Solicit, recruit, endeavor to entice, or do business with any person or entity who is, or within the twelve (12) month period immediately prior to the Termination Date was, a customer, client or supplier of any member of the Celyad Group.

10. Non disparagement. During and after Employee’s employment with the Corporation and/or Celyad, Employee agrees not to make any disparaging statements concerning the Corporation or any of its affiliates (including Celyad), products, services or current or former officers, directors, shareholders, employees or agents, except in the context of performing Employee’s legitimate duties to the Corporation or Celyad during Employee’s employment with the Corporation and Celyad. The Corporation agrees to instruct its Board not to, during and after Employee’s employment with the Corporation, make any disparaging statements concerning the Employee.

11. Confidentiality of Information. Employee recognizes and acknowledges that the trade secrets of the Celyad Group and all other confidential and proprietary information of the Celyad Group, including information of a business, financial or other nature, including without limitation, scientific and technical information and improvements thereon, data from or results of clinical trials, patient information, lists of the Celyad Group’s actual and prospective customers, financial information and business and marketing plans, as they exist from time to time (collectively, the “Confidential Information”), are a valuable and unique asset of the Celyad Group. Employee therefore agrees that Employee will not, either during or after the Termination Date, disclose any Confidential Information concerning any entity in the Celyad Group, to any person, firm, corporation, association or other entity, or use any such Confidential Information, for any reason whatsoever. The term “Confidential Information” shall not include any information that (i) is or becomes publicly available through no direct or indirect action of the Employee; or (ii) is required to be disclosed by a court of competent jurisdiction or pursuant to any arbitration, provided that Employee first gives notice of such disclosure requirement to the Corporation and Celyad. Employee shall not at any time, make any use whatsoever, directly or indirectly, of Confidential Information, except as required in connection with the performance of Services.

12. Injunctive Relief. The Employee acknowledges that a breach of any of the provisions contained in Sections 9, 10 or 11 would result in irreparable injury to the Celyad Group for which there may be no adequate remedy at law and that, in the event of an actual or threatened breach by the Employee of the provisions of Sections 9, 10 or 11, any member of the Celyad Group, shall be entitled to pursue and obtain injunctive relief from a court of competent jurisdiction restraining Employee from doing any act prohibited thereunder. Nothing contained herein shall be construed as prohibiting Celyad Group or the Corporation, as appropriate, from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any monetary damages to which it would be entitled under the law. In the event that any provision of Sections 9, 10 or 11 is held to be unenforceable as a result of it being too broad, including in terms of time or geographical extent, Employee agrees that the court can adapt and limit this Section so as to make the provisions hereof enforceable to the fullest extent permissible. The post-employment restricted periods in Section 9 shall be extended by each day that the Employee is in breach of any provision of Section 9.

13. Rights in Celyad Group Property; Inventions. The Employee hereby recognizes the Celyad Group’s proprietary rights in the tangible and intangible property of the Celyad Group and acknowledges that the Employee will not obtain or acquire through such employment any personal property rights in any of the property of any member of the Celyad Group, including but not limited to, any writing, communications, manuals, documents, instruments, contracts, agreements, files, literature, data, technical information, know-how, secrets, formulas, products! methods, procedures, processes, devices, apparatuses, trademarks, trade names, trade styles’ service marks, logos, copyrights, patents, or other matters which are the property of any member of the Celyad Group. The Employee agrees that during his employment by the Corporation and/or Celyad, any and all discoveries, inventions, improvements and innovations (including all data and records pertaining thereto), whether or not patentable, copyrightable or reduced to writing, which the Employee may have conceived or made, or may conceive or make, either alone or in conjunction with others and whether or not during working hours or by the use of the facilities of the Corporation or Celyad, which are related or in any way connected with the Business of the Corporation, Celyad or any of their affiliates, are and shall be the sole and exclusive property of the Corporation and Celyad. The Employee shall promptly disclose all inventions to the Corporation and Celyad, shall execute at the request of the Corporation or Celyad any assignments or other documents the Corporation or Celyad may deem necessary to protect or perfect its rights therein, and shall assist the Corporation and Celyad, at the Corporation’s or Celyad’s expense, in obtaining, defending and enforcing the Corporation’s rights therein. The Employee hereby assigns, sets over and transfers to the Corporation and Celyad all of his right, title and interest in and to any inventions and other intellectual property rights. The Employee hereby appoints the Corporation and Celyad as his attorneys-in-fact to execute on his behalf any assignments or other documents reasonably necessary by the Corporation or Celyad to protect or perfect its or their rights to any inventions.

14. Protected Disclosures. Employee understands that nothing contained in this Agreement limits Employee’s ability to communicate with any federal, state or local governmental agency or commission, including to provide documents or other information, without notice to the Corporation and/or Celyad. Employee also understands that nothing in this Agreement limits Employee’s ability to share compensation information concerning Employee or others, except that this does not permit Employee to disclose compensation information concerning others that Employee obtains because Employee’s job responsibilities require or allow access to such information.

15. Defend Trade Secrets Act of 2016. Employee understands that pursuant to the federal Defend Trade Secrets Act of 2016, Employee shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

16. Compensation Upon Termination of Employment for Any Reason. In connection with Employee’s termination for any reason, Celyad shall pay the Employee any (i) base salary; (ii) unused vacation; and (iii) unreimbursed expenses (subject to the Corporation’s or Celyad’s expense policy), in each case ((i) through (iii)) accrued through the Termination Date (the obligations described in (i) through (iii), the “Accrued Obligations”).

17. Termination by Celyad without Cause or by the Employee with Good Reason.

(a) Celyad (which, for the purposes of Sections 17 through 19, includes the Corporation) shall have the right to terminate the Employee’s employment without Cause. Celyad will endeavor to, but is not required to, provide the Employee with 30 days advance notice of such a termination. Notwithstanding any such 30-day notice period, Celyad may subsequently accelerate the Employee’s Termination Date.

(b) If Celyad terminates the Employee’s employment without Cause, or if the Employee terminates the Employee’s employment with Good Reason, and in either case subject to the Release Requirement, Celyad shall pay the Employee nine (9) months of the Employee’s final Base Salary rate as of the Termination Date and the Health Benefit (as defined below), (the “Severance Pay”). The nine (9) months following the Termination Date is the “Severance Period”

(i) The “Health Benefit” means, if elected by the Employee under 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), continuation of group health plan benefits to the extent authorized by and consistent with COBRA, with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and the Employee as in effect on the Termination Date until the earliest of (i) the end of the Severance Period; (ii) the date the Employee becomes eligible for health benefits through another employer or (iii) the date the Employee otherwise becomes ineligible for COBRA.

(ii) The Severance Pay shall be payable in installments on Celyad’s regular payroll dates following the Termination Date, but Celyad (or Celyad, as applicable) shall not be required to begin paying any Severance Pay until its first payroll date after the Release Requirement has been fulfilled. The “Release Requirement” means the Employee’s execution, return and nonrevocation, in each case with the time periods required by the Release but in no event later than 30 days after the Termination Date (or 60 days in the event of a group layoff under the Older Workers’ Benefits Protection Act), of a separation agreement in a form provided by the Celyad Group containing, among other terms, a release of claims against the Celyad Group and related persons and entities (the “Release”). In no event will the Release include any additional post-employment noncompetition or nonsolicitation covenants that are not included in this Agreement.

(c) For purposes of this Agreement, “Good Reason” shall mean (i) a material reduction in Employee’s Base Salary or target annual bonus other than a general reduction in Base Salary or target annual bonus that affects all similarly situated employees in substantially the same proportions; (ii) a relocation of Employee’s principal place of employment by more than 60 miles; or (iii) a material, adverse change in Employee’s title, authority, duties, or responsibilities (other than temporarily while Employee is physically or mentally incapacitated or as required by applicable law). Before a termination by the Employee for Good Reason, the Employee must (i) reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) notify the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition and notwithstanding such efforts, the Good Reason condition continues to exist; and (v) terminate his employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

18. Termination Upon Death and Disability.

(a) This Agreement may be terminated immediately due to Employee’s death or Disability without any Severance Pay.

(b) “Disability” shall mean a physical or mental impairment that substantially prevents Employee from performing Employee’s duties hereunder and that has continued for either (i) one hundred eighty (180) consecutive days or (ii) any one hundred eighty (180) days within a consecutive three hundred sixty (360) day period. Any dispute as to whether or not Employee is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to Celyad, and the determination of such physician shall be final and binding upon both Employee and Celyad. Notwithstanding anything to the contrary in this Section, the inability of Employee to perform the Services, with or without a reasonable accommodation, upon completion of a medical leave of absence of one hundred eighty (180) consecutive days shall constitute Employee’s Disability.

19. Termination by Celyad for Cause; Termination by Employee without Good Reason.

(a) Celyad shall have the right to terminate Employee’s employment for Cause immediately upon written notice, with the Termination Date occurring as specified in such notice from Celyad. For purposes of this Agreement, “Cause” shall mean (i) conviction, commission of or entering a plea of guilty or nolo contendere to any felony, or a crime involving dishonesty or moral turpitude; (ii) willfully engaging in conduct materially injurious, or reasonably likely to cause material injury, to any member of the Celyad Group; (iii) the material breach of this Agreement by Employee or the Employee’s breach of any other restrictive covenant obligation Employee has to any member of the Celyad Group; (iv) Employee’s gross negligence, or willful and deliberate failure to perform Employee’s duties, or (v) Employee’s failure to adhere to or comply with any material written policies or procedures of the Celyad Group, including but not limited to the code of conduct or those pertaining to expense reimbursement, harassment, discrimination or retaliation, conflict of interest, or the prohibition of insider trading. Before a termination for Cause under (iii)—(v) above, and if the Employee’s breach or violation is curable, Celyad shall provide Employee with written notice and thirty (30) days from the delivery of such notice to cure the conduct, breach or violation (the “Cure Period”), provided that Employee shall not be entitled to more than two Cure Periods in any twelve-month period.

(b) Employee shall have the right to terminate Employee’s employment without Good Reason upon thirty days’ written notice to Celyad. If Employee provides such notice, Celyad may accelerate the date of Employee’s termination without such acceleration itself constituting a termination by Celyad under this Agreement.

(c) For the avoidance of doubt, in the event of termination of employment by Celyad for Cause, a termination due to death or Disability or a termination by Employee without Good Reason, Employee will be entitled only to the Accrued Obligations, and will not be entitled to any Severance Pay.

20. Enforceability; Severability. This Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited or invalid under any such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating or nullifying the remainder of such provision or any other provisions of this Agreement, If any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, such provisions shall be construed by limiting and reducing it or them so as to be enforceable to the maximum extent permitted by applicable law.

21. Governing Law; Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of New York without giving effect to principles of conflicts of laws. To the extent permitted by Section 22 (Arbitration), including without limitation the enforcement by the Corporation or Celyad of any of Employee’s restrictive covenant obligations, the state and federal courts located in New York, New York shall have exclusive jurisdiction and exclusive venue over any controversy or claim arising out of the Employee’s employment or the termination of that employment.

22. Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Employee’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration, before a single arbitrator, in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in New York, New York in accordance with the Employment Arbitration Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Parties may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section shall be specifically enforceable. Notwithstanding the foregoing, this Section shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate, including to enforce any confidentiality or restrictive covenant obligation of the Employee, provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section. The Corporation, Celyad and Employee each shall be responsible for their own attorneys’ fees and costs, except that Celyad shall bear the cost of the arbitration fees in such proceeding.

23. Section 409A. It is intended that the benefits provided under this Agreement shall comply with the provisions of Section 409A of the Internal Revenue Code (“Section 409A”) or qualify for an exemption to Section 409A, and this Agreement shall be construed and interpreted in accordance with such intent. Any payments that qualify for the “short term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment provided under this Agreement shall be treated as a separate payment for Section 409A purposes. No member of the Celyad Group (or its affiliates), the Board, or any employee, officer or director of the Celyad Group (or its affiliates) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Employee as a result of this Agreement.

24. Notices. Any notice or other communication given pursuant to this Agreement shall be in writing and shall be personally delivered, sent by overnight courier or express mail, or mailed by first class certified or registered mail, postage prepaid, return receipt requested to the parties at their respective addresses set forth on the signature page hereof, or to such other address as the parties shall have designated by notice to the other parties.

25. Amendment; Waiver. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

26. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Corporation, Celyad, their successors and assigns, and the Employee, Employee’s heirs and legal representatives. Employee acknowledges that the Services are personal and that Employee may not assign this Agreement.

27. Entire Agreement. This Agreement and any other confidentiality or restrictive covenant obligations Employee has to any member of the Celyad Group constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements, arrangements and understandings, written or oral, relating to the same subjects covered by this Agreement, including the Former Employment Agreement.

28. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. The facsimile or electronic signature of either party to this Agreement for purposes of execution or otherwise, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.

IN WITNESS WHEREOF, the parties have executed this amended and restated Agreement as of the date first above written.

CELYAD ONCOLOGY SA

Address:
Celyad Oncology S.A.
Axisparc Business Center
Rue Edouard Belin, 2
B-1435 Mont-Saint-Guibert, Belgium

/s/ Michel Lussier By: Michel Lussier
Title: Chairman of the Board

/s/ Dominic Piscitelli By: Dominic Piscitelli
Title: Director

CELYAD INC.

/s/ Philippe Dechamps By: Philippe Dechamps
Title: Chief Legal Officer

Employee

/s/ Filippo Petti Filippo Petti

Address:
12, Fox Hollow Lane – Old Westbury, NY 11568, USA

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